January 28, 2025

David Bistricer
Co-Chairman and Chief Executive Officer
Clipper Realty Inc.
4611 12th Avenue, Suite 1L
Brooklyn, NY 11219

        Re: Clipper Realty Inc.
            Registration Statement on Form S-3
            Filed January 23, 2025
            File No. 333-284429
Dear David Bistricer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Peter Melampy, Esq.